FOR IMMEDIATE RELEASE	July 17, 2017

Micromem, Repsol Execute Product Supply Agreement

Toronto, Ontario and New York, New York, July 17, 2017 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company") through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), announces it has executed a product supply agreement with Repsol S.A. (“Repsol”) (MSE: REP and OTCQX: REPYY) (www.repsol.energy/en/). Repsol is an integrated global energy company based in Madrid, Spain, that carries out upstream and downstream activities worldwide and employs more than 24,000 people. Repsol is a vertically integrated company and operates in all areas of the oil and gas industry, including exploration and production, refining, distribution,marketing, petrochemicals, power generation and trading.

Repsol’s business strategy now includes selling more of their products by offering their clients real time condition monitoring of their vehicle lubricants. Micromem and Repsol have agreed to develop new innovative technology that will be of service to their clients.

Repsol has become one of our early adopter partners acquiring one of the RT-Lube analyzer fieldable units, as recently announced on June 26, 2017, to be installed and evaluated on a large stationary compressor which we anticipate to be a significant global market for this MAST product. Repsol will now have a priority position in the first manufacturing lot of our MEMS real time condition monitoring platform.

The agreement allows for expansion of our relationship from the current 500 buses to a target Repsol Market of over 30,000 buses spread over several countries. Repsol, once meeting certain targets, may acquire rights to several countries. The financial terms of the agreement are not released at this time.

The Industrial Internet of Things is growing globally and as adoption of this technology continues, Micromem’s partnerships are leading the way in providing analytics solutions to market segments now striving to catch up to the 21st century.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QB: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QB - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 207,161,078
SEC File No: 0-26005
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